EXHIBIT 99

                        HUGHES ELECTRONICS CORPORATION

                           FINANCIAL STATEMENTS AND
                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                           STATEMENT OF INCOME AND
                  AVAILABLE SEPARATE CONSOLIDATED NET INCOME
                                 (Unaudited)

                                                            Three Months Ended
                                                                 March 31,
                                                            1998          1997
                                                            ----          ----
                                                          (Dollars in Millions
                                                       Except Per Share Amounts)
Revenues
  Product sales                                            $692.1        $683.2
  Direct broadcast, leasing and other services              598.9         340.8
                                                         --------      --------
Total revenues                                            1,291.0       1,024.0
                                                          -------       -------
Operating costs and expenses
  Cost of products sold                                     542.3         554.8
  Broadcast programming and other costs                     264.8         163.8
  Selling, general and administrative expenses              302.6         222.0
  Depreciation and amortization                              97.7          50.3
  Amortization of GM purchase accounting adjustments          5.3           5.3
                                                       ----------       -------
Total operating costs and expenses                        1,212.7         996.2
                                                          -------         -----
Operating profit                                             78.3          27.8
Interest income                                              37.5           2.0
Interest expense                                             (3.0)        (15.1)
Other, net                                                  (34.3)         (9.1)
                                                            -----         -----
Income from continuing operations before
  income taxes and minority interests                        78.5           5.6
Income taxes                                                 31.4           2.2
Minority interests in net losses of subsidiaries              1.3          14.2
                                                            -----          ----
Income from continuing operations                            48.4          17.6
Income from discontinued operations, net of taxes               -           1.0
                                                          -------         -----
Net income                                                   48.4          18.6
Adjustments to exclude the effect of
  GM purchase accounting adjustments                          5.3           5.3
                                                            -----         -----
Earnings Used for Computation of Available
  Separate Consolidated Net Income                          $53.7         $23.9
                                                             ====          ====

Available Separate Consolidated Net Income
  Average number of shares of General Motors Class H
  Common Stock outstanding (in millions) (numerator)        104.1         100.4
  Class H dividend base (in millions) (denominator)         399.9         399.9
  Available Separate Consolidated Net Income                $14.0          $6.0
                                                             ====           ===
Earnings Attributable to General Motors
  Class H Common Stock on a Per Share Basis                 $0.13        $0.06
                                                             ====         ====

Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                                BALANCE SHEET


                                                      March 31,
                                                         1998    December 31,
                  ASSETS                             (Unaudited)     1997
                                                       (Dollars in Millions)
Current Assets
  Cash and cash equivalents                           $2,499.5       $2,783.8
  Accounts and notes receivable (less allowances)        740.9          662.8
  Contracts in process, less advances and progress
   payments of $39.0 and $50.2                           623.1          575.6
  Inventories                                            511.6          486.4
  Prepaid expenses and other, including deferred income
   taxes of $87.2 and $93.2                              326.2          297.3
                                                      --------       --------
Total Current Assets                                   4,701.3        4,805.9
Satellites, net                                        2,921.3        2,643.4
Property, net                                            885.0          889.7
Net Investment in Sales-type Leases                      302.4          337.6
Intangible Assets, net of accumulated amortization
  of $340.2 and $318.3                                 2,932.9        2,954.8
Investments and Other Assets                           1,160.7        1,132.4
                                                     ---------      ---------
Total Assets                                         $12,903.6      $12,763.8
                                                      ========       ========

                  LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities
  Accounts payable                                   $   510.4      $   472.8
  Advances on contracts                                  222.8          209.8
  Deferred revenues                                      112.9          110.6
  Accrued liabilities                                    597.4          689.4
                                                      --------       --------
Total Current Liabilities                              1,443.5        1,482.6
Long-Term Debt                                           787.6          637.6
Deferred Gains on Sales and Leasebacks                   161.2          191.9
Accrued Operating Leaseback Expense                       54.5          100.2
Postretirement Benefits Other Than Pensions              155.2          154.8
Other Liabilities and Deferred Credits                   722.3          706.4
Deferred Income Taxes                                    612.2          570.8
Commitments and Contingencies
Minority Interests                                       605.1          607.8

Stockholder's Equity
  Capital stock and additional paid-in capital         8,325.6        8,322.8
  Net income retained for use in the business             55.5            7.1
   Subtotal                                            8,381.1        8,329.9
  Minimum pension liability adjustment                   (34.8)         (34.8)
  Accumulated unrealized gains on securities              20.8           21.4
  Accumulated foreign currency translation adjustments    (5.1)          (4.8)
                                                          ----          -----
   Accumulated other comprehensive loss                  (19.1)         (18.2)
                                                     ---------      ---------
Total Stockholder's Equity                             8,362.0        8,311.7
                                                     ---------      ---------
Total Liabilities and Stockholder's Equity           $12,903.6      $12,763.8
                                                      ========       ========


Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                      CONDENSED STATEMENT OF CASH FLOWS
                                 (Unaudited)




                                                            Three Months Ended
                                                               March 31,
                                                            1998          1997
                                                            ----          ----
                                                               (Dollars in
Millions)
Cash Flows from Operating Activities
Net cash used in continuing operations                    $(38.7)     $(226.0)
Net cash used by discontinued operations                      -          (0.4)
                                                         -------      -------
     Net Cash Used in Operating Activities                 (38.7)      (226.4)
                                                            ----        -----

Cash Flows from Investing Activities
Investment in companies                                     (8.4)        (1.6)
Expenditures for property                                  (38.1)       (36.4)
Increase in satellites                                    (270.1)       (57.7)
Early buy-out of satellite under sale and leaseback        (96.6)           -
Proceeds from disposal of property                          17.6            -
                                                          ------      -------
     Net Cash Used in Investing Activities                (395.6)       (95.7)
                                                           -----         ----

Cash Flows from Financing Activities
Long-term debt borrowings                                  875.0            -
Repayment of long-term debt                               (725.0)           -
Contributions from Parent Company                             -         326.4
                                                       ---------        -----
     Net Cash Provided by Financing Activities             150.0        326.4
                                                           -----        -----

Net (decrease) increase in cash and cash equivalents      (284.3)         4.3
Cash and cash equivalents at beginning of the year       2,783.8          6.7
                                                         -------        -----
Cash and cash equivalents at end of the year            $2,499.5        $11.0
                                                         =======         ====

Reference should be made to the Notes to Financial Statements.

                        HUGHES ELECTRONICS CORPORATION

                        NOTES TO FINANCIAL STATEMENTS
                                 (Unaudited)

Note 1.  Basis of Presentation

   The accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial reporting. In the opinion of management, all adjustments (consisting only of normal recurring items) which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the full year. For further information, refer to the financial statements and notes thereto included in the General Motors ("GM") 1997 Annual Report on Form 10-K, as amended.
   GM purchase accounting adjustments relate to GM's purchase of Hughes Aircraft Company in 1985.
   On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, followed immediately by the merger of Hughes Defense with Raytheon Company ("Raytheon"). Concurrently, Delco Electronics Corporation ("Delco"), the automotive electronics business, was transferred to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock was recapitalized into a GM tracking stock linked to the remaining telecommunications and space businesses. For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, are hereinafter referred to as
Hughes. The accompanying financial statements and footnotes pertain only to Hughes and do not include balances of former Hughes related to Hughes Defense or Delco.
   Prior to the Hughes Transactions, the Hughes businesses were effectively operated as divisions of former Hughes. The March 31, 1997 financial statements include allocations of corporate expenses from former Hughes, including research and development, general management, human resources, financial, legal, tax, quality, communications, marketing, international, employee benefits and other miscellaneous services. These costs and expenses have been charged to Hughes based either on usage or using allocation methodologies primarily based upon total revenues, certain tangible assets and payroll expenses. Management believes the allocations were made on a reasonable basis; however, they may not necessarily reflect the financial position, results of operations or cash flows of Hughes on a stand-alone basis in the future. Also, the interest expense in the Statement of Income and Available Separate Consolidated Net Income ("Statement of Income") for March 31, 1997 included an allocated share of total former Hughes' interest expense.

Note 2.  Inventories

Major Classes of Inventories

                                                     March 31,  December 31,
(Dollars in Millions)                                  1998        1997
                                                       ----        ----

Productive material and supplies                      $77.2       $57.5
Work in process                                       312.7       328.5
Finished goods                                        121.7       100.4
                                                      -----       -----
   Total                                             $511.6      $486.4
                                                      =====       =====

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 3.  Comprehensive Income

   Hughes adopted Statement of Financial Accounting Standards ("SFAS") No. 130, Reporting Comprehensive Income, which established standards for reporting and displaying comprehensive income and its components in an annual financial statement that is displayed with the same prominence as other financial statements. This statement also requires that an entity report a total for comprehensive income in condensed financial statements of interim periods. Hughes' total comprehensive income was as follows:

                                                           Three Months Ended
                                                                March 31,
(Dollars in Millions)                                        1998        1997
                                                             ----        ----

Net income                                                  $48.4       $18.6
Other comprehensive (loss) income:
   Foreign currency translation adjustments                  (0.3)        0.1
   Unrealized loss on securities                             (0.6)          -
                                                            -----     -------
     Other comprehensive (loss) income                       (0.9)        0.1
                                                            -----       -----
      Total comprehensive income                            $47.5       $18.7
                                                             ====        ====

Note 4. Earnings Per Share Attributable to GM Class H Common Stock and Available Separate Consolidated Net Income

   Earnings per share attributable to GM Class H common stock is determined based on the relative amounts available for the payment of dividends to holders of GM Class H common stock. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).
   Amounts available for the payment of dividends on GM Class H common stock are based on the available separate consolidated net income of Hughes. The available separate consolidated net income of Hughes is determined quarterly and is equal to the separate consolidated net income of Hughes, excluding the effects of GM purchase accounting adjustments arising from GM's acquisition of Hughes Aircraft Company (earnings used for computation of available separate consolidated net income), multiplied by a fraction, the numerator of which is a number equal to the weighted-average number of shares of GM Class H common stock outstanding during the period (104.1 million and 100.4 million during the first quarters of 1998 and 1997, respectively) and the denominator of which was 399.9 million during the first quarters of 1998 and 1997.
   For 1997, available separate consolidated net income and earnings attributable to General Motors Class H common stock are presented on a pro forma basis. Prior to the Hughes Transactions, such amounts were calculated based on the financial performance of former Hughes. Since the financial statements for the three months ended March 31, 1997 relate only to the telecommunications and space businesses of former Hughes, they do not reflect the earnings attributable to the GM Class H common stock on a historical basis. The pro forma presentation is used, therefore, to present the financial results which would have been achieved for 1997 relative to the GM Class H common stock had they been calculated based on the performance of the telecommunications and space businesses of former Hughes.
   Earnings per share represent basic earnings per share. There is no dilutive effect resulting from the assumed exercise of stock options, since the exercise of stock options would not affect the GM Class H dividend base (denominator) used in calculating earnings per share. As Hughes has no other common stock equivalents that may impact the calculation, diluted earnings per share is not presented.

Note 5.  Other Postretirement Benefits

   Hughes has disclosed in the financial statements certain amounts associated with estimated future postretirement benefits other than pensions and characterized such amounts as "accumulated postretirement benefit obligations," "liabilities" or "obligations." Notwithstanding the recording of such amounts and the use of these terms, Hughes does not admit or otherwise acknowledge that such amounts or existing postretirement benefit plans of Hughes (other than pensions) represent legally enforceable liabilities of Hughes.

                        HUGHES ELECTRONICS CORPORATION

                                 (Unaudited)

Note 6.  Acquisitions

   In May 1997, Hughes and PanAmSat, a leading provider of international satellite services, merged their respective satellite service operations into a new publicly-held company, which retained the name PanAmSat. Hughes contributed its Galaxy(R) satellite services business in exchange for a 71.5% interest in the new company. PanAmSat stockholders received a 28.5% interest in the new company and $1.5 billion in cash.

   For accounting purposes, the merger was treated by Hughes as an acquisition of 71.5% of PanAmSat and was accounted for using the purchase method.
Accordingly, the purchase price was allocated to the net assets acquired, including intangible assets, based on estimated fair values at the date of acquisition. The purchase price exceeded the fair value of net assets acquired by $2.4 billion. In addition, the merger was treated as a partial sale of the Galaxy business by Hughes and resulted in a one-time pre-tax gain of $489.7 million ($318.3 million after-tax).

   In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest from 71.5% to 81.0%.

Note 7.  Discontinued Operations

   On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc. ("Hughes Avicom") business to Rockwell Collins, Inc. for cash. Hughes Avicom is a supplier of products and services to the commercial airline market. The net operating results of Hughes Avicom through March 31, 1997 have been reported, net of applicable income taxes, as "Income from discontinued operations" and the net cash flows as "Net cash used by discontinued operations."

Note 8.  Segment Reporting

   Hughes adopted SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, which established standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders.

Operating Segments:
(Dollars in Millions)
                 Direct-To
                 -Home     Satellite Satellite Network
                 Broadcast Services  Manuf.    Systems   Other  Elimin.    Total

For the Three Months Ended:

March 31, 1998
External Revenues $387.9   $167.1     $553.7    $179.1    $3.2      -   $1,291.0
Intersegment
  Revenues           -       25.9       70.6       5.6     0.3  $(102.4)      -
--------------------------------------------------------------------------------
Total Revenues    $387.9   $193.0     $624.3    $184.7    $3.5  $(102.4)$1,291.0
--------------------------------------------------------------------------------
Operating (Loss)
  Profit(1)       $(31.6)   $84.9      $55.1    $(11.9) $(10.8)   $(7.4)   $78.3
--------------------------------------------------------------------------------


March 31, 1997
External Revenues $235.6   $103.9     $496.2    $182.4    $5.9      -   $1,024.0
Intersegment
  Revenues           -       23.7       63.1       0.1     0.5   $(87.4)      -
-------------------------------------------------------------------------------
Total Revenues    $235.6   $127.6     $559.3    $182.5    $6.4   $(87.4)$1,024.0
--------------------------------------------------------------------------------
Operating (Loss)
  Profit(1)       $(67.5)   $67.5      $52.8    $(15.3)   $2.7   $(12.4)   $27.8
--------------------------------------------------------------------------------
 (1) Includes amortization arising from purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company amounting to $0.8 million in each of the three month periods for the Satellite Services segment and $4.5 million in each of the three month periods for Other.

                        HUGHES ELECTRONICS CORPORATION

                   NOTES TO FINANCIAL STATEMENTS--Concluded
                                 (Unaudited)

Note 8.  Segment Reporting (Concluded)

   A reconciliation of operating profit shown on the prior page to income from continuing operations before income taxes and minority interests shown in the Statement of Income follows:

                                                            Three Months Ended
                                                                 March 31,
(Dollars in Millions)                                        1998        1997
                                                             ----        ----

Operating profit                                            $78.3       $27.8
Interest income                                              37.5         2.0
Interest expense                                             (3.0)      (15.1)
Other, net                                                  (34.3)       (9.1)
                                                           ------      ------
   Income from continuing operations before
     income taxes and minority interests                    $78.5        $5.6
                                                             ====         ===

Note 9.  Contingencies

   As a result of the Hughes Transactions, Hughes is subject to certain potential adjustments which could require amounts to be paid to or received from GM or Raytheon.
   In connection with the transfer of Delco to Delphi, a cash payment is to be made to the extent that the closing balance sheet reflects a "net investment amount" of Delco that deviates by more than $50 million from the targeted "net investment amount." As a result of the adjustments, Hughes expects that a payment will be made by Hughes to GM of approximately $300 million to $350 million.
   Similarly, in connection with the Hughes Defense merger with Raytheon, a payment will be made to the extent that the closing date balance sheet of Hughes Defense reflects an "adjusted net worth amount" that deviates by more than $50 million from a target amount. The amount payable to or from Raytheon, if any, is not determinable at this time.
   Any amounts payable or receivable resulting from these adjustments will be treated as equity transactions at the time the amounts are finalized.
     Hughes has maintained a suit against the U.S. Government since September 1973 regarding the Government's infringement and use of a Hughes patent (the "Williams Patent") covering "Velocity Control and Orientation of a Spin Stabilized Body," principally satellites. On April 7, 1998, the Court of Appeals for the Federal Circuit ("CAFC") affirmed its previous decision in the Williams case and its award of $114.0 million in damages. The CAFC ruled that the conclusions reached in the Williams case were consistent with the U.S. Supreme Court's findings in the Warner-Jenkinson case. On or before May 24, 1998 the U.S. Government may petition the CAFC for a rehearing. Hughes is unable to estimate the duration of any appeal effort on behalf of the U.S. Government. While no amount has been recorded in the financial statements of Hughes to reflect the $114.0 million award or the interest accumulating thereon, a resolution of this issue could result in a gain that would be material to the earnings of GM attributable to Class H common stock.

                        HUGHES ELECTRONICS CORPORATION

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following management's discussion and analysis should be read in conjunction with the Hughes management's discussion and analysis included in the General Motors ("GM") 1997 Annual Report to the Securities Exchange Commission on Form 10-K, as amended. In addition, the following discussion excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company (see Supplemental Data beginning on page 37).
   Statements made concerning expected financial performance, ongoing financial performance strategies, and possible future action which Hughes (as defined below) intends to pursue to achieve strategic objectives for each of its four principal business segments constitute forward-looking information. The
implementation   of  these  strategies  and  of  such  future  actions  and  the achievement of such financial performance are each subject to numerous conditions, uncertainties and risk factors, and, accordingly, no assurance can be given that Hughes will be able to successfully accomplish its strategic objectives or achieve such financial performance. The principal important risk factors which could cause actual performance and future actions to differ materially from forward-looking statements made herein include economic conditions, product demand and market acceptance, government action, competition, ability to achieve cost reductions, technological risk, interruptions to production attributable to causes outside of Hughes' control, the success of satellite launches, in-orbit performance of satellites and Hughes' ability to access capital to maintain its financial flexibility.

General
   On December 17, 1997, Hughes Electronics Corporation ("Hughes Electronics") and GM, the parent of Hughes Electronics, completed a series of transactions (the "Hughes Transactions") designed to address strategic challenges facing the three principal businesses of Hughes Electronics and unlock stockholder value in GM. The Hughes Transactions included the tax-free spin-off of the defense electronics business ("Hughes Defense") to holders of GM $1-2/3 par value and Class H common stocks, followed immediately by the merger of Hughes Defense with Raytheon Company. Concurrently, Delco Electronics Corporation ("Delco"), the automotive electronics business, was transferred to GM's Delphi Automotive Systems unit. Finally, GM Class H common stock was recapitalized into a GM tracking stock linked to the remaining telecommunications and space businesses. For the periods prior to the consummation of the Hughes Transactions on December 17, 1997, Hughes Electronics, consisting of its defense electronics, automotive electronics, and telecommunications and space businesses, is hereinafter referred to as former Hughes.
   In connection with the recapitalization of Hughes Electronics on December 17, 1997, the telecommunications and space businesses of former Hughes, consisting principally of its direct-to-home broadcast, satellite services, satellite manufacturing and network systems businesses, were contributed to the recapitalized Hughes Electronics. Such telecommunications and space businesses, both before and after the recapitalization, is hereinafter referred to as Hughes. The following discussion and accompanying financial statements pertain only to Hughes and do not pertain to balances of former Hughes related to Hughes Defense or Delco.

Results of Operations
   Revenues. First quarter 1998 revenues increased 26.1% to $1,291.0 million compared with $1,024.0 million in the first quarter of 1997. The increase reflects continued record subscriber growth in the Direct-To-Home Broadcast segment, increased revenues in the Satellite Services segment resulting primarily from the May 1997 PanAmSat merger and increased revenues in the Satellite Manufacturing segment due to higher commercial satellite sales.
   Direct-To-Home Broadcast segment first quarter 1998 revenues increased 64.6% to $387.9 million from $235.6 million in the first quarter of 1997. The increase resulted from continued record subscriber growth, strong average monthly revenue per subscriber and low subscriber churn rates. Domestic DIRECTV propelled this growth with quarterly revenues of $353 million, a 55% increase over last year's first quarter revenues of $228 million. With its best-ever first quarter of 227,000 net new subscribers, total DIRECTV(R) subscribers grew to 3,528,000 in the United States as of March 31, 1998. Hughes' Latin American DIRECTV subsidiary, Galaxy Latin America ("GLA"), had first quarter revenues of $31 million compared with $8 million in 1997. With the addition of 38,000 net new subscribers in the first quarter, cumulative DIRECTV subscribers in Latin America were 338,000 as of March 31, 1998.
   The Satellite Services segment's first quarter 1998 revenues were up 51.3% to $193.0 million compared with $127.6 million in the prior year. The revenue growth was primarily due to the May 1997 PanAmSat merger and increased operating lease revenues for both video distribution and business communications services.

                        HUGHES ELECTRONICS CORPORATION

   For the first quarter of 1998, revenues for the Satellite Manufacturing segment increased 11.6% to $624.3 million from revenues of $559.3 million for the same period in 1997. The increase in revenue was principally due to higher commercial satellite sales to customers such as ICO Global Communications, Thuraya Satellite Telecommunications Company and PanAmSat
Corporation.
   First quarter 1998 revenues for the Network Systems segment were $184.7 million compared with $182.5 million in the same period last year. Increased sales of private business networks and satellite-based mobile telephony equipment were mostly offset by lower sales of international wireless local loop telephone systems.
   Operating Profit. Operating profit rose sharply in the first quarter of 1998 to $83.6 million compared with $33.1 million in the first quarter of 1997. First quarter operating profit margin increased to 6.5% in 1998 from 3.2% in 1997. The increases were primarily due to continued increases in subscribers in the Direct-To-Home Broadcast segment and the 1997 PanAmSat merger and increased operating lease revenues in the Satellite Services segment.
   The operating loss in the Direct-To-Home Broadcast segment for the first quarter of 1998 was $31.6 million compared with an operating loss of $67.5 million in the first quarter of 1997. The lower operating loss in 1998 was principally due to increased subscriber revenues that more than offset higher sales and marketing expenditures. The first quarter 1998 operating loss in the domestic DIRECTV business was $10 million compared with $38 million in the first quarter of 1997, and GLA's first quarter operating loss for 1998 was $22 million compared with $30 million in the same period of 1997.
   With respect to the worldwide DIRECTV businesses, particularly in the United States, Hughes has implemented a number of strategic initiatives designed to expand its market share and enhance its competitive position. These include new distribution channels, expanded services, broader programming and marketing and other promotional strategies designed to address "barriers to entry" identified by consumers. The implementation of such strategies is likely to increase subscriber acquisition costs and, as a result, is likely to affect the timing and amount of revenues and the overall profitability of the DIRECTV businesses. However, Hughes believes that early capture of market share and the establishment of market leadership are important to the maximization of the long-term value of the DIRECTV businesses.
   The Satellite Services segment operating profit in the first quarter of 1998 rose 25.5% to $85.7 million from $68.3 million in 1997. The operating profit growth was due to the PanAmSat merger and increased operating lease revenues noted above. Operating profit margin for the first quarter of 1998 declined to 44.4% from 53.6% in the same period last year primarily as a result of goodwill amortization associated with the PanAmSat merger.
   First quarter 1998 operating profit for the Satellite Manufacturing segment increased 4.4% to $55.1 million from $52.8 million in the prior year. The increased operating profit was principally due to the higher commercial satellite sales noted above. Operating profit margin in the first quarter of 1998 declined to 8.8% from 9.4% in the prior year primarily due to increased costs related to the completion of certain satellite component contracts.
   The Network Systems segment operating loss in the first quarter of 1998 was $11.9 million compared with an operating loss of $15.3 million in the first quarter of 1997. The lower operating loss in the first quarter of 1998 was primarily due to higher revenues and profits on satellite-based mobile telephony equipment.
   Costs and Expenses. Selling, general and administrative expenses increased to $302.6 million in the first quarter of 1998 from $222.0 million in the same period of 1997. The increase resulted primarily from the PanAmSat merger, increased programming, marketing and subscriber acquisition costs in the Direct-To-Home Broadcast segment and marketing expenditures in the Network Systems segment. The increase in depreciation and amortization expense to $97.7 million in the first quarter of 1998 from $50.3 million in the same period of 1997, resulted from increased goodwill amortization related to the PanAmSat merger and additional satellite depreciation.
   Interest Income and Expense. Interest income increased to $37.5 million in the first quarter of 1998 compared with $2.0 million in the first quarter of 1997. The increase was due to the higher level of cash and cash equivalents resulting from the Hughes Transactions as well as the PanAmSat merger. Interest expense decreased $12.1 million in the first quarter of 1998 from the same period in 1997 due to the repayment of debt in conjunction with the Hughes Transactions.
   Other, net. The first quarter 1998 amount primarily relates to losses from unconsolidated subsidiaries of $28.9 million attributable principally to equity investments in American Mobile Satellite Corporation (AMSC), DIRECTV Japan and Surfin, Ltd. The first quarter 1997 amount includes losses from unconsolidated subsidiaries of $9.4 million, primarily related to AMSC.
   Income Taxes. The effective income tax rate was 37.5% in the first quarter of 1998 and 20.2% in the first quarter of 1997. The first quarter 1998 effective tax rate increase compared to the same period of 1997 reflects the nondeductible goodwill amortization related to the PanAmSat merger. In addition, the lower first quarter 1997 effective income tax rate reflects the effects of the foreign sales corporation benefit and R&E credits.

                        HUGHES ELECTRONICS CORPORATION

   Discontinued Operations. On December 15, 1997, Hughes sold substantially all of the assets and liabilities of the Hughes Avicom International, Inc.
("Hughes Avicom") business to Rockwell Collins, Inc. for cash.  As a result,
 Hughes Avicom is treated as a discontinued operation in 1997.
   Net Earnings. 1998 first quarter earnings more than doubled to $53.7 million from $23.9 million in the first quarter of 1997. Earnings per share for the first quarter were $0.13 per share versus pro forma earnings per share of $0.06 in the first quarter of 1997. See Note 4 to the financial statements for further discussion regarding pro forma presentation.

Liquidity and Capital Resources
   Cash and Cash Equivalents. Cash and cash equivalents were $2,499.5 million at March 31, 1998 compared to $2,783.8 million at December 31, 1997. The $284.3 million decline during the quarter was due to expenditures for PanAmSat satellites and general working capital requirements.
   Cash used in operating activities for the first quarter of 1998 was $38.7 million, compared to $226.4 million in the first quarter of 1997. First quarter 1998 continuing operations required less cash than the comparable period of 1997 primarily due to first quarter 1998 increases in net income and improved working capital.
   Net cash used in investing activities was $395.6 million for the three months ended March 31, 1998 and $95.7 million for the same period in 1997. The substantial increase in 1998 compared to 1997 resulted from a significant increase in expenditures for satellites and PanAmSat's early buy-out of a satellite sale-leaseback in January 1998.
   Net cash provided by financing activities was $150.0 million for the first quarter of 1998, compared with $326.4 million for first quarter 1997. The 1998 financing activities reflect PanAmSat's net borrowings for the quarter of $150.0 million. The 1997 financing activities resulted from former Hughes contributing $326.4 million to Hughes.
   Liquidity Measurement. As a measure of liquidity, the current ratio (ratio of current assets to current liabilities) at March 31, 1998 and December 31, 1997 was 3.26 and 3.24, respectively. Working capital decreased by $65.5 million to $3,257.8 million at March 31, 1998 from $3,323.3 million at December 31, 1997.
   Dividend Policy and Use of Cash. GM does not initially anticipate paying cash dividends to holders of GM Class H common stock. Hughes anticipates using its cash to fund 1998 capital expenditures for property and equipment, as well as spacecraft, of approximately $1.2 billion, the early buy-out of satellite sale-leasebacks and to fund additional equity investments. Additionally, Hughes may be required to make cash payments for purchase price adjustments related to the Hughes Transactions. Currently, a payment to GM is expected to be required in the amount of approximately $300 million to $350 million, while the amount of a payment to or from Raytheon, if any, is not determinable at this time.
   In May 1998, Hughes purchased an additional 9.5% interest in PanAmSat for $851.4 million in cash, increasing Hughes' ownership interest in PanAmSat to 81.0%.
   Debt and Credit Facilities. Hughes maintains two unsecured revolving credit facilities, consisting of a $750 million multi-year facility and a $250 million 364-day facility. There were no borrowings against the credit facilities at March 31, 1998.
   In January 1998, PanAmSat borrowed $125.0 million under a bank borrowing agreement, principally for the purpose of exercising an early buy-out option on a satellite sale-leaseback agreement. Also in January 1998, PanAmSat completed a private placement debt offering for five, seven, ten and thirty year notes aggregating $750.0 million, the proceeds of which were used to repay outstanding bank borrowings of $725.0 million.
   Hughes believes that existing cash balances and amounts available under its credit facilities, will provide sufficient resources to meet currently identified working capital requirements, debt service and other cash needs.

                        HUGHES ELECTRONICS CORPORATION

Supplemental Data
   The financial statements reflect the application of purchase accounting adjustments as previously discussed. However, as provided in GM's Restated Certificate of Incorporation, the earnings attributable to GM Class H common stock for purposes of determining the amount available for the payment of dividends on GM Class H common stock specifically excludes such adjustments. More specifically, amortization of the intangible assets associated with GM's purchase of Hughes Aircraft Company amounted to $5.3 million for the first quarters of 1998 and 1997. Such amounts are excluded from the earnings available for the payment of dividends on GM Class H common stock and are charged against earnings available for the payment of dividends on GM's $1-2/3 par value stock. Unamortized purchase accounting adjustments associated with GM's purchase of Hughes Aircraft Company were $442.3 million at March 31, 1998 and $447.6 million at December 31, 1997.
   In order to provide additional analytical data to the users of Hughes' financial information, supplemental data in the form of unaudited summary pro forma financial data are provided. Consistent with the basis on which earnings of Hughes available for the payment of dividends on the GM Class H common stock is determined, the pro forma data exclude purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company. Included in the supplemental data are certain financial ratios which provide measures of financial returns excluding the impact of purchase accounting adjustments. The pro forma data are not presented as a measure of GM's total return on its investment in Hughes.

                        HUGHES ELECTRONICS CORPORATION

                 Unaudited Summary Pro Forma Financial Data*

                   Pro Forma Condensed Statement of Income


                                                         Three Months Ended
                                                             March 31,
                                                         1998        1997
                                                      (Dollars in Millions
                                                   Except per Share Amounts)

Total revenues                                        $1,291.0      $1,024.0
Total operating costs and expenses                     1,207.4         990.9
                                                       -------       -------
Operating profit                                          83.6          33.1
Non-operating income (loss)                                0.2         (22.2)
Income taxes                                              31.4           2.2
Minority interests in net losses of subsidiaries           1.3          14.2
Income from discontinued operations                          -           1.0
                                                        ------         -----

Earnings Used for Computation of Available
  Separate Consolidated Net Income                       $53.7         $23.9
                                                          ====          ====

Earnings Attributable to General Motors Class H
    Common Stock on a Per Share Basis                    $0.13         $0.06
                                                          ====          ====


                      Pro Forma Condensed Balance Sheet

                                                      March 31,  December 31,
                                Assets                   1998        1997
                                                       (Dollars in Millions)

Total Current Assets                                 $4,701.3      $4,805.9
Satellites, net                                       2,921.3       2,643.4
Property, net                                           885.0         889.7
Net Investment in Sales-type Leases                     302.4         337.6
Intangible Assets, Investments and Other Assets, net  3,651.3       3,639.6
                                                     --------      --------
Total Assets                                        $12,461.3     $12,316.2
                                                     ========      ========

                Liabilities and Stockholder's Equity

Total Current Liabilities                            $1,443.5      $1,482.6
Long-Term Debt                                          787.6         637.6
Postretirement Benefits Other Than Pensions,
  Other Liabilities and Deferred Credits              1,705.4       1,724.1
Minority Interests                                      605.1         607.8
    Total Stockholder's Equity (1)                    7,919.7       7,864.1
                                                    ---------     ---------
    Total Liabilities and Stockholder's Equity (1)  $12,461.3     $12,316.2
                                                     ========      ========


 * The summary excludes purchase accounting adjustments related to GM's acquisition of Hughes Aircraft Company. 1997 earnings attributable to General Motors Class H common stock on a per share basis are presented on a pro forma basis for comparative purposes. See Note 4 to the financial statements for further discussion.

(1)General Motors' equity in its wholly-owned subsidiary, Hughes. Holders of GM Class H common stock have no direct rights in the equity or assets of Hughes, but rather have rights in the equity and assets of GM (which includes 100% of the stock of Hughes).

                        HUGHES ELECTRONICS CORPORATION

                       Pro Forma Selected Segment Data


                                                           Three Months Ended
                                                                March 31,
                                                           1998         1997
                                                         (Dollars in Millions)

Direct-To-Home Broadcast
Total Revenues                                            $387.9      $235.6
Operating Loss                                             (31.6)      (67.5)
Depreciation and Amortization                               22.5        18.3
Capital Expenditures                                        13.7        11.4

Satellite Services
Total Revenues                                            $193.0      $127.6
Operating Profit                                            85.7        68.3
Operation Profit Margin                                     44.4%       53.6%
Depreciation and Amortization                              $54.5       $13.8
Capital Expenditures (1)                                   249.6       334.6

Satellite Manufacturing
Total Revenues                                            $624.3      $559.3
Operating Profit                                            55.1        52.8
Operation Profit Margin                                      8.8%        9.4%
Depreciation and Amortization                              $10.7        $8.7
Capital Expenditures                                        10.7        15.6

Network Systems
Total Revenues                                            $184.7      $182.5
Operating Loss                                             (11.9)      (15.3)
Depreciation and Amortization                                8.5         7.2
Capital Expenditures                                         4.8         6.9

Eliminations and Other
Total Revenues                                            $(98.9)     $(81.0)
Operating Loss                                             (13.7)       (5.2)
Depreciation and Amortization                                1.5         2.3
Capital Expenditures                                       125.9      (274.5)

* The  summary  excludes  purchase   accounting   adjustments  related  to  GM's
  acquisition of Hughes Aircraft Company.

(1)Includes expenditures related to satellites amounting to $145.6 million in 1998 and $332.1 million in 1997. Also included in 1998 is $96.6 million related to the early buy-out of a satellite sale-leaseback.







                                * * * * * * *

                        HUGHES ELECTRONICS CORPORATION

           Unaudited Summary Pro Forma Financial Data* - Concluded

                      Pro Forma Selected Financial Data


                                              Three Months Ended
                                                   March 31,
                                              1998          1997
                                             (Dollars in Millions)

Operating profit                             $84           $33
Income from continuing operations before
   income taxes and minority interests        84            11
Earnings used for computation of available
   separate consolidated net income           54            24
Average number of GM Class H dividend base
   shares (1)                              399.9         399.9
Stockholder's equity                      $7,920        $2,411
Working capital                            3,258           525
Operating profit as a percent of revenues    6.5%          3.2%
Income from continuing operations before
   income taxes and minority interests
   as a percent of revenues                  6.5%          1.1%
Net income as a percent of revenues          4.2%          2.3%


*  The  summary  excludes  purchase  accounting   adjustments  related  to  GM's
   acquisition of Hughes Aircraft Company.

(1)Class H dividend base shares is used in calculating earnings attributable to GM Class H common stock on a per share basis. This is not the same as the average number of GM Class H shares outstanding, which was 104.1 million for the first quarter of 1998 and 100.4 million for the first quarter of 1997.



                                * * * * * * *